Mail Stop 4561

August 27, 2007

Carol A. Schneeberger
Chief Financial Officer
Peoples Bancorp, Inc.
138 Putnam Street, PO Box 738
Marietta, Ohio 45750

> **RE:** **Peoples Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 12, 2007**
> **File No. 000-16772**

Dear Ms. Schneeberger,

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant